SIMPSON THACHER & BARTLETT LLP
425 Lexington Avenue
New York, New York 10017

August 3, 2012

VIA EDGAR

Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C.  20549

Attention: Christina Chalk

Re:	Elster Group SE
Schedule TO-T filed July 9, 2012
Schedule TO-T/A filed July 10, 2012
Schedule TO-T/A filed July 16, 2012
Schedule TO-T/A filed July 17, 2012
Schedule TO-T/A filed July 24, 2012
Filed by Mintford AG and Melrose PLC
SEC File No. 5-86098

Ladies and Gentlemen:

On behalf of our clients, Melrose PLC (“Melrose”) and Mintford AG (“Bidder”), we are submitting this letter in response to the written comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated July 17, 2012 (the “Comment Letter”), with respect to the Tender Offer Statement on Schedule TO-T filed by Melrose and Bidder with the Commission on July 9, 2012 and amended on July 10, July 16, July 17 and July 24, 2012 (as amended, the “Schedule TO-T”).

Capitalized terms used but not otherwise defined herein have the respective meanings ascribed to them in the Schedule TO-T.

In connection with this letter responding to the Staff’s comments, we are filing Amendment No. 5 to the Schedule TO-T (the “Schedule TO-T Amendment”) with the Commission electronically via the EDGAR system today.

Set forth below are the headings and text of the comments raised in the Comment Letter, followed by Melrose’s responses thereto.

Schedule TO-T — Exhibit (a)(1)(A) — Offer to Purchase dated July 9, 2012

Schedule TO-T/A — Item 2. Subject Company Information

1.                                      We note the revised disclosure in this section provided in response to comment 7 in our prior comment letter dated July 17, 2012. Your response states that a reconciliation of non-GAAP to GAAP figures is not available for the “Mid Term Plan Excluding Contingencies” and the “Mid-Term Plan Sensitivity” cases. Revise your disclosure to state (if true) that the GAAP financial measure is not accessible by either Melrose or Elster on a forward-looking basis without an unreasonable effort. Provide any reconciling information that is available without an unreasonable effort. Further, identify the information that is unavailable and disclose its probable significance.

Response

Elster has advised Melrose that a reconciliation of non-GAAP to GAAP figures exists only with respect to the Mid Term Plan because of the manner by which the Mid Term Plan Excluding Contingencies and the Mid Term Plan Sensitivity were prepared by Elster’s management. Elster has further advised Melrose that Elster’s management prepared the Mid Term Plan Excluding Contingencies solely on the basis of figures prepared and submitted by individual business units. The figures submitted by the individual business units did not contain any information for line items below Adjusted EBITDA that would permit a reconciliation to net income. As disclosed, Melrose has been advised that Elster’s management analyzed the aggregated data submitted by the business units and applied adjustments reflecting anticipated contingencies. Only once the effects of these adjustments were reflected did Elster management consolidate the Mid Term Plan case below Adjusted EBITDA. Because Elster’s management prepared the Mid Term Plan after reflecting anticipated contingencies, Elster’s management does not view the Mid Term Plan Excluding Contingencies as likely to be achieved or otherwise significant. As a result, Melrose and Elster do not believe that further reconciliation would be helpful to a reader or be possible without unreasonable effort.

Elster has further advised Melrose that the non-GAAP figures arrived at for the Mid Term Plan Sensitivity constituted a simple arithmetic adjustment to the revenue and Adjusted EBITDA figures of the Mid Term Plan. Elster’s sole purpose of the exercise was to show the mathematical sensitivity of the line items presented to Melrose and does not reflect Elster’s management’s views of a “worst case scenario” or the outcome of downside contingency planning. Elster did not make any comparable adjustments to any other line items in the Mid Term Plan. Given the manner by which the case was prepared and the quantitative transparency of the arithmetic, Melrose and Elster believe the current disclosure is sufficient.

To better articulate the foregoing to Elster shareholders, Melrose will amend the disclosure in the Offer to Purchase under “Section 8—Certain Information Concerning Elster—Elster Unaudited Prospective Financial Information” by adding the following at the end of such section:

“Melrose has been advised by Elster that consistent with Elster’s external segment reporting, Elster’s management did not prepare projected financial information below Adjusted EBITDA for the Mid Term Plan Excluding Contingencies, so no reconciling information from non-GAAP to GAAP figures exists or would be possible to prepare without unreasonable effort. Melrose was further advised by Elster that Elster’s management did not prepare consolidated figures below Adjusted EBITDA for the Mid Term Plan Excluding Contingencies in part because, as described above, Elster’s management believes the Mid Term Plan Excluding Contingencies reflects highly optimistic estimates and assumptions that have little likelihood of achievement.”

In addition, the supplemental disclosure that Melrose will include in response to the Staff’s comment number 5 below also is designed to better articulate the foregoing to Elster shareholders.

2.                                      Revise the reconciliation of Adjusted EBITDA for the “Mid-Term Plan” to provide more quantitative and qualitative information about the adjustment for “Operational Excellence Program Costs.”

Response

Melrose will amend the disclosure in the Offer to Purchase under “Section 8—Certain Information Concerning Elster—Elster Unaudited Prospective Financial Information” by adding a footnote (a) to the line item “Operational Excellence Program Costs” in the table titled “Reconciliation of Adjusted EBITDA for the Mid Term Plan” as follows:

“In connection with the operational excellence plan (or Operational Excellence Program), Elster expects to incur total charges in the range of $40 million to $60 million from 2012 through 2014, with the majority to be incurred in 2012. Elster estimates that approximately 70% of these costs will relate to severance and retention costs, with the remainder relating to operation and product line transportation, relocation costs and other exit costs. In addition, Elster estimates that the capital expenditures related to this Operational Excellence Program for the period from 2012 through 2014 will be approximately $35 million. The estimated capital expenditures are consistent with the level of capital expenditures that would otherwise have been required for operations and sites that are expected to be consolidated in the program. However, the expenses and capital expenditures of implementing Elster’s Operational Excellence Program may be greater than Elster anticipates, and the implementation of Elster’s Operational Excellence Program may be delayed as a result of, among other things, consultations with works councils and relations with Elster’s employees generally, as well as regulatory requirements. In addition, the Operational Excellence Program or Elster’s other business strategies could have adverse tax implications.”

Also, footnote (a) in the Offer to Purchase states that adjusted EBITDA has been adjusted for “discrete items such as restructuring costs, refinancing costs, acquisition costs as well as possible takeover costs including consulting, restructuring, and retention.” Expand this disclosure to correlate to the forward-looking information provided, including amounts, timing and underlying assumptions.

Elster has advised Melrose that the discrete items reflected in the adjustments to the Adjusted EBITDA figures when the Mid Term Plan was created by Elster’s management and approved by the Administrative Board in May 2012 consist of the operational excellence plan (or Operational Excellence Program) and other adjustments, the principal elements of which were costs associated with the departure of the former CFO of Elster in March 2012. Elster further advised Melrose that no further adjustments, in particular other restructuring costs, refinancing costs, acquisition costs or possible takeover costs, were included.

Melrose will therefore supplement the disclosure in the Offer to Purchase by amending “Section 8—Certain Information Concerning Elster—Elster Unaudited Prospective Financial Information” to restate footnote (a) in the table “2012-2013 Projections” as follows:

“Adjusted EBITDA is a non-GAAP financial measure that Elster defines as net income excluding depreciation and amortization, income tax expenses, interest expenses net and adjusted for discrete items such as restructuring costs, refinancing costs, acquisitions costs as well as possible takeover costs including consulting, restructuring, and retention, which, for purposes of the unaudited prospective financial information created by Elster’s management and approved by the Elster Administrative Board in May 2012 consisted of adjustments for the operational excellence plan (or Operational Excellence Program) (in the amounts of $36,700,000 and $16,100,000 in 2012 and 2013, respectively) and other adjustments (in the amount of $900,000 in 2012) that primarily consist of costs associated with the departure of the former CFO of Elster in March 2012.”

3.                                      Footnote (b) in the Offer to Purchase describes Adjusted EBIT. Provide a reconciliation to the most comparable GAAP financial measure.

Response

The reconciliation from Adjusted EBITDA to Adjusted EBIT with respect to the Mid Term Plan is provided in the table captioned “2012-2013 Projections” under “Elster Unaudited Prospective Financial Information” in “Section 8—Certain Information Concerning Elster” of the Offer to Purchase. The reconciliation from Adjusted EBITDA to Net Income from continuing operations for the years 2012E and 2013E is provided in the table captioned “Reconciliation of Adjusted EBITDA for the Mid Term Plan” under “Elster Unaudited Prospective Financial Information” in “Section 8—Certain Information Concerning Elster” of the Offer to Purchase (as previously amended by Amendment No. 4 to the Schedule TO);

Taken together, these items provide a reconciliation from Adjusted EBIT to Net Income from continuing operations (which is a GAAP financial measure) for the years 2012E and 2013E under the Mid Term Plan. For the reasons discussed in our response to the Staff’s first comment above, reconciliations of the same with respect to the Mid Term Plan Excluding Contingencies and the Mid Term Plan Sensitivity are not accessible by Melrose or Elster on a forward-looking basis without unreasonable effort.

4.                                      The revised disclosure under “Reconciliation of Net Working Capital for the Mid-Term Plan” provides an analysis showing how two non-GAAP net working capital measures were computed. Expand the analysis to reconcile these two non-GAAP measures to working capital based on GAAP.

Response

Melrose will amend the disclosure in the Offer to Purchase under “Section 8—Certain Information Concerning Elster—Elster Unaudited Prospective Financial Information” by amending and restating the table captioned “Reconciliation of Net Working Capital for the Mid Term Plan” as follows:

	2012E			2013E
(US$m)	Balance Sheet	Net Working Capital I (a)	Net Working Capital II (b)	Balance Sheet	Net Working Capital I (a)	Net Working Capital II (b)
Current Assets
Cash and cash equivalents	91.4	—	—	140.5	—	—
Accounts receivable (net of allowance for doubtful accounts)	303.8	303.8	303.8	303.9	303.9	303.9
Receivables from related parties	6.1	—	—	6.6	—	—
Inventories	169.6	169.6	169.6	180.9	180.9	180.9
Prepaid expenses	4.1	—	—	11.2	—	—
Other current assets	37.0	—	—	37.4	—	—
Income tax refunds	6.5	—	—	10.8	—	—
Deferred tax assets	25.0	—	—	25.0	—	—
Total current assets	643.5	—	—	716.3	—	—
	—	473.4	473.4	—	484.8	484.8

Current Liabilities
Pension and other long-term employee benefits, current portion	13.3	—	—	12.2	—	—
Payroll, bonuses and related accruals	59.7	—	—	63.8	—	—
Short-term debt and current portion of long-term debt	12.2	—	—	10.0	—	—
Accounts payable	218.1	218.1	218.1	228.7	228.7	228.7
Warranties, current portion	24.9	—	—	27.8	—	—
Other current liabilities	97.2	—	—	86.4	—	—
Advance payments forming a part of “other current liabilities”	23.7	—	23.7	24.5	—	24.5
Deferred revenue	7.8	—	—	6.1	—	—
Income tax payable	28.0	—	—	28.0	—	—
Deferred tax liabilities	8.0	—	—	8.0	—	—
Total current liabilities	469.1	—	—	470.9	—	—
	—	218.1	241.8	—	228.7	253.2

Total current assets less current liabilities	174.4	—	—	245.4	—	—
Net working capital	—	255.3	231.6	—	256.2	231.7

(a)                                 Elster defines Net Working Capital I as accounts receivable plus inventories minus accounts payable.

(b)                                 Elster defines Net Working Capital II as accounts receivable plus inventories minus accounts payable and advanced payments (which were assumed for purposes of the unaudited prospective financial information to be US$ 23.7 million for 2012 and US$ 24.5 million for 2013). Please note that such assumed amounts with respect to advanced payments were not specifically disclosed to Melrose in the unaudited prospective financial information.

5.                                      Expand to explain the bases underlying the projections for the “Mid-Term Plan Excluding Contingencies” and the “Mid-Term Plan Sensitivity” cases so that it is clear to shareholders how their assumptions differ from the other cases in the projections.

Response

Melrose will amend the disclosure in the Offer to Purchase under “Section 8—Certain Information Concerning Elster—Elster Unaudited Prospective Financial Information” by adding the following at the end of the first paragraph of such section:

“Elster has informed Melrose that the “Mid Term Plan”, the “Mid-Term Plan Excluding Contingencies” and the “Mid-Term Plan Sensitivity” were prepared in the following manner:

First, the business unit heads developed and submitted to Elster’s management plans for their individual business units, which were then aggregated to arrive at the Mid Term Plan Excluding Contingencies; second, Elster’s management reviewed the aggregated plan, discussed appropriate contingencies, and adjusted for such contingencies (thereby arriving at the Mid Term Plan); and third, Elster’s management adjusted the revenue growth rate and Adjusted EBITDA margin downward as shown in the “Mid Term Plan Sensitivity” columns of the table captioned “2012-2013 Projections” under “Elster Unaudited Prospective Financial Information” in “Section 8—Certain Information Concerning Elster” of the Offer to Purchase for the years 2012 and 2013 and by approximately 1 percentage point for the years 2014 through 2017 to allow for the possible effects of growing competition, unfavorable currency fluctuations, overall market uncertainties, price increases for raw materials, and the ongoing uncertainty in economies and financial markets in various parts of the world (thereby arriving at the Mid Term Plan Sensitivity).

Elster has informed us that, while none of the three cases was intended to be or is necessarily predictive, the Mid Term Plan Excluding Contingencies reflects highly optimistic business unit head estimates and assumptions that Elster’s management believes have little likelihood of achievement. Elster has further informed us that the Mid Term Plan Sensitivity was prepared as a mathematical exercise for illustrative purposes only and does not reflect Elster’s management’s views of a “worst case scenario” or the outcome of downside contingency planning.”

6.                                      Refer to your response to comment 8 in our prior comment letter referring to various key assumptions. The disclosures should be expanded to enhance shareholder understanding of the key assumptions. For example, identify the assumed revenue growth for each period included in the projections and the basis for these assumptions such as relative to historical growth. Describe the assumptions underlying the charges expected to be realized as a result of Elster’s operational excellence plan. Provide this disclosure in a manner that provides a framework for shareholder analysis of the projections. See Item 10(b)(3) of Regulation S-K for guidance.

Response

Melrose will expand the disclosure to describe what Elster has advised Melrose are the key assumptions supporting projected revenue growth and the bases therefore, as well as the charges underlying Elster’s operational excellence plan, by amending and restating the paragraph immediately after the footnotes to the table entitled “2014-2017 Projections—Mid Term Plan” in the section of the Offer to Purchase entitled “Section 8—Certain Information Concerning Elster—Elster Unaudited Prospective Financial Information” (as previously amended by Amendment No. 4 to the Schedule TO) as follows:

“Elster has advised Melrose that, with respect to the unaudited projected financial information reflected in the Mid Term Plan:

•                  One of the two primary drivers of anticipated growth for Elster’s business is the deployment of advanced meters, particularly in Europe where a directive from the European Commission is driving towards the conversion of all gas and electricity meters to smart meters by 2022 (80% conversion by 2020). In North America, an early adopting region, the majority of the largest electricity utilities have already deployed smart meters with mid- to small-sized utilities being the second wave expected to come. Smart metering also plays an important role in developing countries such as Brazil and Russia, where theft is a key driver for the installation of smart meters. In general, Elster expects to continue to benefit from a broad and loyal customer base, which is expected to drive a steady replacement business. Furthermore, Elster expects the focus on innovation will provide opportunities for growth through the penetration of new markets and expansion into adjacent opportunities.

•                  The second primary driver of anticipated growth for Elster’s business is global gasification. Encouraging conservation, reducing carbon dioxide and other emissions and promoting more efficient use of energy and scarce natural resources are important factors in investment in natural gas infrastructure. Economic growth and increases in population and the number of domestic households worldwide drive global energy demand. Especially in regions that are urbanizing, still industrializing or developing, such as countries in Asia and South America, Elster management expects there will be an increased need for energy. At the same time, due to concerns about climate change, efforts are being directed towards achieving a low-carbon mix in all parts of the world. Elster expects to benefit from the growing importance of natural gas for residential, commercial and industrial customers. Furthermore, Elster believes the exploration of shale gas particularly in the U.S. and biogas projects in Europe will create opportunities for future growth.

•                  For Elster’s water segment, conservation and economies have been important factors in smart water meter penetration. However, growth in Elster’s water segment is expected to accelerate towards the end of the business plan period.

•                  The group Adjusted EBITDA margin has been projected to remain in the mid-teens until 2017. The operational excellence plan (or Operational Excellence Program) is intended to position Elster to take advantage of the growth opportunities described above associated with global gasification trends and smart meter deployments in Europe, and further optimize operational efficiencies. Key elements include consolidating operations and sites, mainly in the U.S. and in Europe, relocating product lines, and increasing Elster’s mix of production in low-cost countries, resulting in an optimization of Elster’s cost structure. Elster expects operating cash flows will be impacted negatively by about $10 million to $20 million in 2012, with a significant positive and recurring annual cash flow impact starting in 2014. The costs associated with the Operational Excellence Program are more fully described in the footnote to the line item “Operational Excellence Program Costs” in the table titled “Reconciliation of Adjusted EBITDA for the Mid Term Plan.”

•                  Foreign exchange rates of the U.S. Dollar against various global currencies has been assumed for planning reasons to remain constant between 2012 and 2017. Key exchange rates are: USD vs. EUR which has been set at 1.32 and USD vs. GBP at 1.59. Annual price inflation and wage increases between 2012 and 2017 in most relevant geographies / countries have been assumed to remain roughly in line with Elster management’s experience over the last few years.”

*    *    *

Please do not hesitate to contact me at 212-455-2225 with any questions or comments you may have.

Very truly yours,

/s/ Eric M. Swedenburg
Eric M. Swedenburg

cc:                                Garry Barnes

Melrose PLC

Adam Signy

Simpson Thacher & Bartlett LLP